UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-16073

CUSIP NUMBER 39036P 209

(Check one):   ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D  ☐ Form N-CEN

☐ Form N-CSR

For Period Ended:  June 30, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  ____________________________________________________________________________

PART I — REGISTRANT INFORMATION

Great Elm Capital Group, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
800 South Street, Suite 230
Address of Principal Executive Office (Street and Number)
Waltham, Massachusetts 02453
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Great Elm Capital Group, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended June 30, 2019 (the “Form 10-K”) within the prescribed time period without unreasonable effort and expense due to the circumstances described below.

As previously disclosed, on September 7, 2018, the Company acquired (the “Acquisition”) an 80.1% equity interest in Great Elm DME, Inc. (“DME Inc.”), an entity formed to acquire and combine two durable medical equipment distribution companies. The Form 10-K will be the Company’s first annual report since the completion of the Acquisition, and the Company is in the process of finalizing information related to DME Inc. for inclusion in its audit of its consolidated financial statements for the year ended June 30, 2019. The complexity and scope of work necessary to account for the Acquisition has delayed the filing of the Form 10-K. The Company intends to file the Form 10-K on or before the fifteenth calendar day following the prescribed due date, in accordance with Rule 12b-25.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Adam M. Kleinman	(617)	375-3006
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes    ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the Acquisition, the Company’s results of operations for the year ended June 30, 2019, which were included in the Company’s earnings release furnished to the Securities and Exchange Commission on September 13, 2019, will include the results of the durable medical equipment business from September 7, 2018 through June 30, 2019. The Company did not own the durable medical equipment business at any time during its prior fiscal year.

Great Elm Capital Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:September 13, 2019	By:/s/ Brent J. Pearson
Brent J. Pearson Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).